

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Via U.S. Postal Service
Matthew Christopherson
Chief Executive Officer
Global Stevia Corp
Office No. 68, Truong Chinh St.
Hanoi, Vietnam

> **Re:** **Global Stevia Corp**
> **Form 10-K for the year ended May 31, 2012**
> **Filed August 24, 2012**
> **Form 10-Q for the quarter ended November 30, 2012**
> **Filed January 22, 2013**
> **File No. 000-54522**

Dear Mr. Christopherson:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended November 30, 2012

Financial Statements, page 3

Note 7. Commitments, page 11

1. We note your disclosure that on July 12, 2012, you entered into a stock purchase agreement with Stevia Global Vietnam pursuant to which you agreed to acquire 95% of the issued and outstanding capital in Stevia Global Vietnam in consideration for $300,000 to be paid in six equal installments of $50,000 each. It appears from your financial statements that you made the first $50,000 payment, but it does not appear that you made the second and third payments as required by the stock purchase agreement.

Please explain to us in your response, and clearly disclose in your future quarterly and annual financial statements, the consequences of missing these two payments, how and when you intend to make the rest of the payments, and how you considered if this investment was impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief